Exhibit 99.1

EXHIBIT 99.1

News Release dated May 10, 2022, Suncor Energy reports voting results from

Annual Meeting

FOR IMMEDIATE RELEASE

Suncor Energy reports voting results from Annual Meeting

Calgary, Alberta (May 10, 2022) – Suncor (TSX: SU) (NYSE: SU) held its Annual Meeting in Calgary today. A total of approximately 1.43 billion shares (approximately 70.11% of outstanding common shares) were represented in person or by proxy.

Shareholders voted as follows on the matters before the meeting:

1.	Shareholders elected the following eleven board members (ten of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:

Patricia M. Bedient	95.95%
John D. Gass	96.26%
Russell K. Girling	96.70%
Jean Paul Gladu	95.94%
Dennis M. Houston	95.80%
Mark S. Little	96.36%
Brian P. MacDonald	96.52%
Maureen McCaw	92.06%
Lorraine Mitchelmore	95.95%
Eira M. Thomas	94.31%
Michael M. Wilson	94.26%

2.	Shareholders appointed KPMG LLP as Suncor’s auditors.

3.	Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated February 24, 2022 was approved with 91.80% of shares represented at the meeting voting in favour.

Note: the biographies of Board members and further details about Suncor’s corporate governance practices are available at suncor.com.

The text of remarks by Mark Little, president and chief executive officer, and Alister Cowan, chief financial officer, are available at suncor.com.

An archive of the webcast of the meeting will be available for the next 90 days at suncor.com/webcasts.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development. production and upgrading, offshore oil and gas production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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